UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 13, 2020

Cott Corporation

(Exact name of registrant as specified in its charter)

Canada	001-31410	98-0154711
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1200 Britannia Rd., East Mississauga, Ontario, Canada	L4W 4T5

Corporate Center III 4221 W. Boy Scout Blvd., Suite 400 Tampa, Florida, United States	33607
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:	(905) 795-6500 (813) 313-1732

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares without nominal or par value	COT	New York Stock Exchange
	BCB	Toronto Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

On January 13, 2020, Cott Corporation (“Cott”), entered into an Agreement and Plan of Merger with Cott Holdings Inc., a wholly owned subsidiary of Cott (“Holdings”), Fore Merger LLC, a wholly owned subsidiary of Holdings (“Merger Sub”), Fore Acquisition Corporation, a wholly owned subsidiary of Merger Sub (the “Purchaser”), and Primo Water Corporation (“Primo”). A copy of the joint press release issued by the parties is furnished herewith under the Securities Exchange Act of 1934, as amended, as Exhibit 99.1 and is incorporated herein by reference.

Item 8.01.	Other Events.

As described in Item 7.01 herein, on January 13, 2020, Cott entered into an Agreement and Plan of Merger with Holdings, the Purchaser, Merger Sub and Primo.

Additional Information and Where to Find It

This communication relates to a pending business combination between Cott and Primo. The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the parties will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Cott and Purchaser will file an exchange offer statement on Schedule TO, Cott will file a registration statement on Form S-4 and Primo will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. Each of Cott and Primo also plan to file other relevant documents with the SEC regarding the proposed transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO TENDER, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY OF THE FOREGOING DOCUMENTS, WILL CONTAIN IMPORTANT INFORMATION. PRIMO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PRIMO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Tender, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of Primo’s stockholders at no expense to them. The exchange offer materials and the Solicitation / Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Cott will be available free of charge under the heading of the Investor Relations section of Cott’s website at www.cott.com/investor-relations/. Copies of the documents filed with the SEC by Primo will be available free of charge under the SEC filings heading of the Investors section of Primo’s website at http://ir.primowater.com/.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve inherent risks and uncertainties and you are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. These statements can otherwise be identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “would,” “will,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained in this communication include, but are not limited to, statements related to Cott’s and Primo’s plans, objectives, expectations and intentions with respect to the proposed transaction and the combined company, the anticipated timing of the proposed transaction, and the potential impact the transaction will have on Primo or Cott and other matters related to either or both of them. The forward-looking statements are based on assumptions regarding current plans and estimates of management of Cott and Primo. Such management believes these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

Factors that could cause actual results to differ materially from those described in this communication include, among others: changes in expectations as to the closing of the transaction including timing and changes in the method of financing the transaction; the satisfaction of the conditions precedent to the consummation of the proposed transaction (including a sufficient number of Primo shares being validly tendered into the exchange offer to meet the minimum condition), the risk of litigation and regulatory action related to the proposed transactions, expected synergies and cost savings are not achieved or achieved at a slower pace than expected; integration problems, delays or other related costs; retention of customers and suppliers; and unanticipated changes in laws, regulations, or other industry standards affecting the companies; and other risks and important factors contained and identified in Cott’s and Primo’s filings with the SEC, including their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

The foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers are urged to carefully review and consider the various disclosures, including but not limited to risk factors contained in Cott’s and Primo’s Annual Reports on Form 10-K and its quarterly reports on Form 10-Q, as well as other filings with the SEC. Forward-looking statements reflect the analysis of management of Cott and Primo as of the date of this communication. Neither Cott nor Primo undertakes to update or revise any of these statements in light of new information or future events, except as expressly required by applicable law.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

99.1	Press Release dated January 13, 2020.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cott Corporation
(Registrant)

January 13, 2020

	By:	/s/ Marni Morgan Poe
Marni Morgan Poe Chief Legal Officer and Secretary

Exhibit 99.1

Press Release

CONTACT:

Jarrod Langhans

Investor Relations for Cott

Tel: (813) 313-1732

Investorrelations@cott.com

Cynthia Millane

Media Relations for Cott

Tel: (813) 421-9867

communications@cott.com

David Mills

Chief Financial Officer for Primo

Tel: (336) 331-4000

ICR, Inc.

Investor Relations for Primo

Katie Turner

Tel: (646) 277-1228

COTT ANNOUNCES THE ACQUISITION OF PRIMO WATER

CORPORATION AND CONTINUES ITS TRANSITION INTO A PURE-

PLAY WATER SOLUTIONS PROVIDER

Cott to Rebrand its Corporate Name to Primo Water Corporation Following the Acquisition

TORONTO, ON and TAMPA, FL and WINSTON-SALEM, NC – January 13, 2020 – Cott Corporation (NYSE:COT; TSX:BCB) (the “Company” or “Cott”), today announced that it has entered into a definitive agreement pursuant to which Cott will acquire Primo Water Corporation (Nasdaq:PRMW) (“Primo”) for $14.00 per share payable in cash and stock (or a combination thereof) at the election of Primo’s stockholders, subject to the terms of the merger agreement. The transaction, which values Primo at approximately $775 million, was unanimously approved by both the Cott and Primo Boards of Directors. Primo is a leading provider of water dispensers, purified bottled water, and self-service refill drinking water in the U.S. and Canada.

The combination of Cott and Primo, along with the recent announcement of Cott’s evaluation of certain strategic alternatives for its S&D Coffee and Tea (“S&D”) business, including a sale of S&D, will transition Cott into a pure-play water company.

“I am excited, as the acquisition of Primo and planned sale of S&D will result in a pure-play water company that increases top-line growth and margins and drives long-term value creation for our shareholders. As we turn to our new business model, we are taking the opportunity to rebrand our company as Primo Water Corporation to reflect the leading position we have in the growing and attractive water market with the opportunity to be revalued in line with our water peers,” commented Tom Harrington, Cott’s Chief Executive Officer. “As Primo and Cott have been strategic partners for six years, we expect a smooth transition and integration.”

Billy D. Prim, Primo’s interim CEO and Executive Chairman, commented, “This combination of two highly recognized water companies creates compelling value for all stakeholders, including our customers, employees, shareholders and suppliers. The newly created company will have approximately $2.0 billion in combined water sales and a presence in 21 countries worldwide. We are excited about the opportunity to provide sustainable hydration solutions to more people than either company could have done alone.”

Press Release

COMPELLING STRATEGIC AND FINANCIAL RATIONALE

The acquisition of Primo and Cott’s continued transition into a pure-play water solutions provider is expected to:

•

Provide a singular water-focused company, positioned to succeed in higher growth and higher margin water categories as a rebranded entity with the opportunity to be revalued in line with our water peers.

•

Create a company with estimated Pro Forma Q3 2019 LTM Revenue and Adjusted EBITDA of the combined pure-play water business (Cott plus Primo less S&D) of approximately $2 billion and $324 million, respectively.

•	Enhance topline growth and adjusted EBITDA margin.

•

Expand channel diversification and consumer reach with the ability to offer Primo’s products and services across Cott’s 21-country footprint as well as increase route density and geographic footprint in refill/filtration.

•	Strengthen the Company through continued product and service innovation, marketing partnerships, and accretive tuck-in acquisitions all built on a sustainable long-term growth platform.

•	Provide cost synergies of approximately $35 million over a three-year period resulting in a post synergy multiple of 8.4x 2020E adjusted EBITDA.

“The acquisition of Primo meets all of our quantitative and qualitative acquisition criteria, and we expect will increase revenue growth and EBITDA margins, be accretive to earnings per share and deliver a cash on cash IRR above our cost of capital,” commented Mr. Harrington.

TRANSACTION DETAILS

Under the terms of the merger agreement, a wholly-owned subsidiary of Cott will promptly commence an exchange offer to acquire all of the outstanding shares of Primo’s common stock, and each share of Primo common stock will be exchanged for $5.04 in cash and 0.6549 common shares of Cott, or, at the election of Primo’s stockholders, for $14.00 in cash or 1.0229 common shares of Cott, subject to the proration procedures set forth in the merger agreement.

The consummation of the exchange offer is subject to various conditions, including a minimum tender of a majority of outstanding shares of Primo common stock and other customary conditions. Following consummation of the exchange offer, that subsidiary will merge with and into Primo and Primo will become a wholly-owned subsidiary of Cott. Any eligible shares not validly tendered will be cancelled and converted into the right to receive the same price per share offered in the exchange offer. Upon completion of the acquisition, Primo shares will cease to be traded on Nasdaq.

Cott will pay a total of approximately $216 million in cash to Primo stockholders, funded with the proceeds of a new term debt issuance or proceeds from the sale of S&D Coffee and Tea, and issue approximately 26.8 million new shares to Primo stockholders. Cott has obtained financing commitments of up to $400 million from an affiliate of Deutsche Bank Securities Inc. to support the payment of the acquisition price and the refinancing of Primo’s debt.

In connection with the execution of the merger agreement, Primo directors and officers who are beneficial owners of 10.4% of Primo equity have entered into support agreements with Cott pursuant to which they have agreed to tender their common stock in the exchange offer and elect to receive the stock consideration in respect of their common stock.

Pursuant to the terms of the merger agreement, Billy D. Prim and Susan E. Cates, current members of Primo’s board of directors, will join Cott’s board following the closing.

The transaction is expected to close in March 2020, subject to the conditions to the exchange offer and other customary closing conditions.

Deutsche Bank Securities Inc. acted as financial advisor to Cott and Drinker Biddle & Reath LLP and Goodmans LLP provided legal counsel to Cott. Goldman Sachs acted as financial advisor to Primo and K&L Gates LLP provided legal counsel to Primo.

Press Release

TRANSACTION CONFERENCE CALL

Cott Corporation and Primo will host a conference call today, January 13, 2020, at 10:00 a.m. ET, to discuss the transactions, which can be accessed as follows:

North America: (888) 231-8191

International: (647) 427-7450

Conference ID: 9697976

A slide presentation and live audio webcast will be available through Cott’s website at http://www.cott.com. The conference call will be recorded and archived for playback on the investor relations section of the website for a period of two weeks following the event.

As a result of the announcement, Primo will cancel today’s attendance at the ICR conference, including their presentation and one on one meetings. In lieu of their presentation Primo will participate in today’s Cott conference call and will reschedule their attendance at the ICR Conference to January 14th where they will be joined by the Cott team for one on one investor meetings.

ABOUT COTT CORPORATION

Cott is a water, coffee, tea, extracts and filtration service company with a leading volume-based national presence in the North American and European home and office delivery industry for bottled water, and a leader in custom coffee roasting, iced tea blending, and extract solutions for the U.S. foodservice industry. Our platform reaches over 2.5 million customers or delivery points across North America and Europe and is supported by strategically located sales and distribution facilities and fleets, as well as wholesalers and distributors. This enables us to efficiently service residences, businesses, restaurant chains, hotels and motels, small and large retailers and healthcare facilities.

ABOUT PRIMO WATER CORPORATION

Primo Water Corporation (Nasdaq: PRMW) is an environmentally and ethically responsible company with the purpose of inspiring healthier lives through better water. Primo is North America’s leading single source provider of water dispensers, multi-gallon purified bottled water, and self-service refill drinking water. Primo’s Dispensers, Exchange and Refill products are available in thousands of retail locations and online throughout the United States and Canada. For more information and to learn more about Primo Water, please visit our website at www.primowater.com.

Non-GAAP Measures

To supplement its reporting of financial measures determined in accordance with GAAP, Cott utilizes certain non-GAAP financial measures. Cott utilizes adjusted EBITDA and adjusted EBITDA margin on a stand alone and pro forma basis to separate the impact of certain items from the underlying business. Cott also uses pro forma LTM revenue and adjusted EBITDA to provide a comparison of full year periods. Because Cott uses these adjusted financial results in the management of its business, management believes this supplemental information is useful to investors for their independent evaluation and understanding of Cott’s underlying business performance and the performance of its management. With respect to our expectations of performance of Primo as it is being integrated, reconciliations of 2020 estimated adjusted EBITDA, earnings accretion and cash on cash IRR are not available, as we are unable to quantify certain amounts that would be required to be included in the relevant GAAP measures without unreasonable effort. We expect that the unavailable reconciling items, which primarily include taxes, interest costs that would occur if the company issued debt, costs to capture synergies and phasing of capex, could significantly affect our financial results. These items depend on highly variable factors and any such reconciliations would imply a degree of precision that would be confusing or misleading to investors. We expect the variability of these factors to have a significant, and potentially unpredictable, impact on our future GAAP financial results. The non-GAAP financial measures described above are in addition to, and not meant to be considered superior to, or a substitute for, Cott’s financial statements prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this earnings announcement reflect management’s judgment of particular items, and may be different from, and therefore may not be comparable to, similarly titled measures reported by other companies.

Press Release

Additional Information and Where to Find It

This communication relates to a pending business combination between Cott and Primo. The exchange offer referenced in this press release has not yet commenced. This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the parties will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Cott and its acquisition subsidiary will file an exchange offer statement on Schedule TO, Cott will file a registration statement on Form S-4 and Primo will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. Each of Cott and Primo also plan to file other relevant documents with the SEC regarding the proposed transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO TENDER, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY OF THE FOREGOING DOCUMENTS, WILL CONTAIN IMPORTANT INFORMATION. PRIMO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PRIMO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Tender, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of Primo’s stockholders at no expense to them. The exchange offer materials and the Solicitation / Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Cott will be available free of charge under the heading of the Investor Relations section of Cott’s website at www.cott.com/investor-relations/. Copies of the documents filed with the SEC by Primo will be available free of charge under the SEC filings heading of the Investors section of Primo’s website at http://ir.primowater.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and applicable Canadian securities laws conveying, among other matters, management’s expectations as to the future based on plans, estimates and projections at the time these statements are made. Forward-looking statements can otherwise be identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “would,” “will,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward looking statements in this press release include, but are not limited to, statements related to the ability of the parties to consummate the proposed transactions on a timely basis or at all and the satisfaction of the conditions precedent to the consummation of the proposed transactions (including a sufficient number of Primo shares being validly tendered into the exchange offer to meet the minimum condition), the completion of the anticipated financing of the transaction on a timely basis if at all and on the terms currently proposed, the anticipated timing of the proposed transactions, the expectations in respect of the financial profile of the combined company and expected synergies associated with the transactions, including the expected synergies outlined in this press release, and any contribution of Primo’s acquisition to Cott’s performance, the risk of litigation and regulatory action related to the proposed transaction, and the potential impact the acquisition will have on Primo or Cott and other matters related to either or both of them. Forward-looking statements involve inherent risks and uncertainties and the Company cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements are based on assumptions regarding management’s current plans and estimates. Factors that could cause actual results to differ materially from those described in this press release include, among others: the degree of success of Cott’s intended exploration of strategic alternatives for Cott’s S&D Coffee and Tea Business; changes in expectations as to the closing of the transaction and the timing thereof if at all, including timing and changes in the method of financing the transactions; changes in estimates of future earnings and cash flows; expected synergies and cost savings are not achieved or achieved at a slower pace than expected; integration problems, delays or other related costs; retention of customers and suppliers; the cost of capital necessary to finance the transaction; the satisfaction of the conditions precedent to the consummation of the proposed transactions (including a sufficient number of Primo shares being validly tendered into the exchange offer to meet the minimum condition); the negative effects of the announcement or the consummation of the proposed transactions on the market price of Cott’s common stock or on Cott’s operating results; the risk

Press Release

of litigation and regulatory action related to the proposed transaction; unanticipated changes in laws, regulations, or other industry standards affecting the companies and other risks and important factors contained and identified in Cott’s and Primo’s filings with the SEC, including their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Readers are urged to carefully review and consider the various disclosures, including but not limited to risk factors contained in Cott’s and Primo’s respective Annual Reports on Form 10-K and their quarterly reports on Form 10-Q, as well as other periodic and current reports and other filings filed with the securities commissions. Neither Cott nor Primo undertakes to update or revise any of these statements in light of new information or future events, except as expressly required by applicable law.

COTT CORPORATION

SUPPLEMENTARY INFORMATION - NON-GAAP - 2020 SYNERGIZED ADJUSTED EBITDA MULTIPLE

(in millions of U.S. dollars excluding stock price)

Unaudited

Estimated 2020 Adjusted EBITDA	$57
Expected synergies (three-year capture by 2020)	35

2020 synergized adjusted EBITDA	$92
Approximate purchase price	775

2020 synergized adjusted EBITDA multiple	8.4	X

COTT CORPORATION

SUPPLEMENTARY INFORMATION - NON-GAAP - PRO FORMA REVENUE

(in millions of U.S. dollars)

LTM 9/28/19

Unaudited

LTM 9/28/19	Cott Consolidated	S&D Coffee and Tea	Primo Water	Elimination(1)	Pro Forma
Revenue	$2,365.9	$599.2	$303.3	$(50.0)	$2,020.0

(1)	Elimination of estimated pro forma intercompany revenue

COTT CORPORATION

SUPPLEMENTARY INFORMATION - NON-GAAP - EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION & AMORTIZATION

(EBITDA)

(in millions of U.S. dollars)

LTM 9/28/19

Unaudited

LTM 9/28/19	Cott Consolidated	S&D Coffee and Tea(1)	Primo Water		Pro Forma
(in $ millions)
Net income	$(3.1)	$14.1	$3.9		$(13.3)
Interest expense, net	77.9	—	11.2		89.1
Income tax expense (benefit)	2.7	—	—		2.7
Depreciation & amortization	191.0	23.5	27.7		195.2

EBITDA	$268.5	$37.6	$42.8		$273.7

Acquisition and integration costs	14.7	0.2	2.4	(2)	16.9
Share-based compensation costs	10.7	0.5	4.4		14.6
Loss on diposal of property, plant and equipment, net	10.2	0.8	—		9.4
Foreign exchange and other losses (gains), net	4.7	—	—		4.7
Other	4.3	0.8	0.7		4.2

Adjusted EBITDA	$313.1	$39.9	$50.3		$323.5

(1)	S&D Coffee and Tea’s net income excludes impact of interest expense, income tax expense (benefit) and intercompany cost allocations as this information is currently unavailable
(2)	Primo’s $2.4 million adjustment includes (i) acquisition-related expenses, (ii) expenses associated with restructuring and other costs, and (iii) activist investor-related expenses.